SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                   Wilshire Real Estate Investment Trust Inc.
_____________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $0.0001 per share
_____________________________________________________________________________
                        (Title of Class of Securities)


                                  971892104
_____________________________________________________________________________
                               (CUSIP Number)



                             Value Partners, Ltd.
                               4514 Cole Avenue
                                  Suite 808
                             Dallas, Texas 75205
                          Attn.:  Timothy G. Ewing
                               (214) 522-2100
____________________________________________________________________________
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 1, 1999
____________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 971892104                    13D

____________________________________________________________________________

1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Value Partners, Ltd. 75-2291866
____________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                           (a) [ ]
                                                           (b) [ ]
____________________________________________________________________________

3       SEC USE ONLY
____________________________________________________________________________

4       SOURCE OF FUNDS

        WC
____________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) OR 2(e)

        N/A
____________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY      7    SOLE VOTING POWER
  OWNED BY EACH REPORTING
        PERSON WITH                     486,000
                                   _________________________________________


                                   8    SHARED VOTING POWER

                                        0*
                                   _________________________________________

                                   9    SOLE DISPOSITIVE POWER

                                        486,000
                                   _________________________________________


                                   10    SHARED DISPOSITIVE POWER

                                         0*
____________________________________________________________________________


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        486,000*
____________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  [ ]

____________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.23%
____________________________________________________________________________

14      TYPE OF REPORTING PERSON

        PN
____________________________________________________________________________

    *But see Item 5.


CUSIP No. 971892104                   13D
____________________________________________________________________________

1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Ewing & Partners 75-2741747
____________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                              (b) [ ]

____________________________________________________________________________

3       SEC USE ONLY

____________________________________________________________________________

4       SOURCE OF FUNDS

        N/A
____________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
        PURSUANT TO ITEM 2(d) OR 2(e)

        N/A
____________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY    7      SOLE VOTING POWER
   OWNED BY EACH REPORTING
         PERSON WITH                    0

                                 ___________________________________________

                                 8      SHARED VOTING POWER

                                        486,000*
                                 ____________________________________________

                                 9      SOLE DISPOSITIVE POWER

                                        0

                                 ____________________________________________

                                10      SHARED DISPOSITIVE POWER

                                        486,000*

_____________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        486,000*
_____________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMO ROW (11) EXCLUDES CERTAIN SHARES  [ ]
_____________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.23%*
_____________________________________________________________________________

14      TYPE OF REPORTING PERSON*

        PN
____________________________________________________________________________

*But See Item 5.




CUSIP No. 971892104                    13D
_____________________________________________________________________________

1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Timothy G. Ewing ###-##-####
_____________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                            (b) [ ]

_____________________________________________________________________________

3       SEC USE ONLY


_____________________________________________________________________________

4       SOURCE OF FUNDS

        N/A
_____________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) OR 2(e)

        N/A
____________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY           7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON
WITH                                            0
                                        _____________________________________


                                        8       SHARED VOTING POWER

                                                486,000*
                                        _____________________________________


                                        9       SOLE DISPOSITIVE POWER

                                                0
                                        _____________________________________


                                        10      SHARED DISPOSITIVE POWER

                                                486,000*
_____________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        486,000*
_____________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  [ ]
_____________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.23%*
_____________________________________________________________________________

14      TYPE OF REPORTING PERSON

        IN
_____________________________________________________________________________

   *But See Item 5.

Amendment No. 2 to Schedule 13D

     Value Partners, Ltd. ("Value Partners") by this statement ("Amendment No. 2") hereby amends its Schedule 13D filed with the Securities and Exchange Commission on February 9, 1999, as amended on March 1, 1999 (collectively the "Schedule 13D"), with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Wilshire Real Estate Investment Trust Inc. (the "Company"). All defined terms refer to terms defined herein and in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
_____________________________________________


     On December 1, 1999, Value Partners sold 514,000 shares of Common Stock for $2.125 per share (gross proceeds of $1,092,250), which reduced its holdings of Common Stock to 486,000 shares. Based on 11,500,000 issued and outstanding shares of Common Stock on October 31, 1999 (as reflected in the Company's Report on Form 10-Q for the three months ended September 30, 1999), Value Partners beneficially owns 4.23% of the outstanding Common Stock. As a result, Value Partners and the other reporting persons are no longer required to report holdings of Common Stock on Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              VALUE PARTNERS, LTD.


                              By: EWING & PARTNERS, its General Partner



December 7, 1999              By: /s/ Timothy G. Ewing
                                  ____________________________
                                  Timothy G. Ewing,
                                  Managing Partner


                              EWING & PARTNERS



December 7, 1999              By: /s/ Timothy G. Ewing
                                  _____________________________
                                   Timothy G. Ewing,
                                   Managing Partner



December 7, 1999                  /s/ Timothy G. Ewing
                                  _____________________________
                                      Timothy G. Ewing